Planet Fitness, Inc.

26 Fox Run Road

Newington, NH 03801

(603) 750-0001

June 17, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew

Re:	Comment Letter Dated June 16, 2016

Planet Fitness, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 4, 2016

File No. 001-37534

Dear Mr. Mew:

Planet Fitness, Inc. (the “Company”) hereby submits this response to the comment letter dated June 16, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.	We note from your response letter dated June 13, 2016 that you intend to comply with our comments by including the proposed revisions in future filings. However, as these comments are also applicable to your current Registration Statement on Form S-1 filed with us on May 27, 2016, please confirm you would amend your Form S-1 to comply with our prior comments as well as the following comments.

Response to Comment 1:

In response to the Staff’s comment, the Company confirms that it will amend its current Registration Statement on Form S-1 filed with the SEC on May 27, 2016 to comply with the Staff’s prior comments in its Comment Letter dated June 10, 2016, as well as the Staff’s comments in its Comment Letter dated June 16, 2016, and any other comments the Staff may have in the course of its review of the Company’s above-referenced Annual Report on Form 10-K.

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Segments, page 39

2.	We have reviewed your response to comment 1. With respect to your proposed disclosure on the usefulness of EBITDA to investors, please further define how it used by management in measuring your operating performance, and given that you say EBITDA eliminates the impact of certain expenses that you do not believe reflect your underlying business performance, please also describe how this non-GAAP measure differs in your use from that of Adjusted EBITDA, another non-GAAP measure that adjusts for certain non-cash and other items you do not consider in evaluation of your ongoing operating performance as described in the second paragraph under Non-GAAP Financial Measures on page 42. In this regard, please clearly distinguish the usefulness to investors of both the non-GAAP measures, EBITDA and Adjusted EBITDA, as operating performance measures used by management, given that both eliminate the impact of expenses that you do not believe reflect your underlying business performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment 2:

The Company believes that presentation of both EBITDA and Adjusted EBITDA, Non-GAAP financial measures discussed above, provides useful information that our investors, and the analysts that follow the Company for the benefit of our investors, rely on to assess our financial condition and the results of our segment and full company performance. The Company utilizes EBITDA as a key financial metric to measure the Company’s performance both at the segment and consolidated level. EBITDA is also used by the Board of Directors as an important element of evaluating management performance. As disclosed in our proxy statement, the Board of Directors includes EBITDA among the corporate performance goals for the Company’s 2015 cash bonus program. The Company also believes that Adjusted EBITDA provides additional useful information to our investors as further discussed in our proposed amended disclosure below. In future filings (and in an amendment to its current Registration Statement on Form S-1 filed with the SEC on May 27, 2016) we propose to include the following disclosure to more clearly distinguish the usefulness to investors of EBITDA and Adjusted EBITDA:

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

Non-GAAP Financial Measures

We refer to EBITDA, Adjusted EBITDA and four-wall EBITDA as we use these measures to evaluate our operating performance and we believe these measures provide useful information to investors in evaluating our performance. EBITDA, Adjusted EBITDA and four-wall EBITDA as presented in this Form 10-K are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. EBITDA, Adjusted EBITDA, and four-wall EBITDA should not be considered as substitutes for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. Also, in the future we may incur expenses or charges such as those used to calculate Adjusted EBITDA. Our presentation of EBITDA, Adjusted EBITDA, and four-wall EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. We have also disclosed Segment EBITDA as an important financial metric utilized by the Company to evaluate performance and allocate resources to segments in accordance with ASC 280, Segment Reporting. As part of such disclosure in “Our Segments” within Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has provided a reconciliation from income from operations to Total Segment EBITDA, which is equal to the Non-GAAP financial metric EBITDA.

We define EBITDA as net income before interest, taxes, depreciation and amortization. We believe that EBITDA, which eliminates the impact of certain expenses that we do not believe reflect our underlying business performance, provides useful information to investors to assess the performance of our segments as well as the business as a whole. Our Board of Directors also uses EBITDA as a key metric to assess the performance of management. We define Adjusted EBITDA as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain additional non-cash and other items that we do not consider in our evaluation of ongoing performance of the Company’s core operations. These items include certain purchase accounting adjustments, management fees, certain IT system upgrade costs, acquisition transaction fees, IPO-related costs, IPO-related compensation expense, pre-opening costs and certain other charges and gains. We believe that Adjusted EBITDA is an appropriate measure of operating performance in addition to EBITDA because it eliminates the impact of other items that we believe reduce the comparability of our underlying core business performance from period to period and is therefore useful to our investors in comparing the core performance of our business from period to period. Four-wall EBITDA is an assessment of store-level profitability for stores included in the same-store-sales base, which adjusts for certain administrative and other items that we do not consider in our evaluation of store-level performance.

Non-GAAP Financial Measures, page 42

3.	We have reviewed your response to comment 3. Please significantly expand your disclosure in footnotes (1) and (9) of the net income to adjusted income before income taxes reconciliation to include discussions of the nature of the purchase accounting adjustments and purchase accounting amortization including the various components making up these adjustment as described in detailed in your response.

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

Response to Comment 3:

In response to the Staff’s comment, in future filings (and in an amendment to its current Registration Statement on Form S-1 filed with the SEC on May 27, 2016) the Company will significantly expand its disclosure such that the table and associated referenced footnotes will be presented as follows:

	Year ended December 31,
	2015	2014	2013
Net income	$38,130	$37,295	$25,799
Provision for income taxes, as reported	9,148	1,183	633
Purchase accounting adjustments - revenue(1)	713	534	2,239
Purchase accounting adjustments - rent(2)	893	987	580
Management fees(3)	1,899	1,211	1,136
IT system upgrade costs(4)	3,901	1,228	2,516
Transaction fees(5)	—	552	280
IPO-related costs(6)	7,697	687	—
IPO-related compensation expense(7)	6,155	—	—
Pre-openings costs(8)	793	1,676	295
Other(9)	(2,550)	(238)	—
Loss on reacquired franchise rights(10)	—	1,293	—
Purchase accounting amortization(11)	21,067	23,201	22,637

Adjusted income before income taxes	$87,846	$69,609	$56,115
Adjusted income taxes(12)	34,611	27,426	22,109

Adjusted net income	$53,235	$42,183	$34,006

Adjusted net income per share, diluted	$0.54
Adjusted shares outstanding(13)	98,710

Footnote 1 (Purchase accounting adjustments - revenue)

Represents the impact of revenue-related purchase accounting adjustments associated with the 2012 Acquisition, and the acquisition of eight franchisee-owned stores on March 31, 2014. At the time of the 2012 Acquisition, which consisted of the purchase of interests in Pla-Fit Holdings by investment funds affiliated with TSG Consumer Partners, LLC, the Company maintained a deferred revenue account, which consisted of deferred area development agreement fees, deferred franchise fees, and deferred enrollment fees that the Company billed and collected up front but recognizes for GAAP purposes at a later date. In connection with the 2012 Acquisition, it was determined that the carrying amount of deferred revenue was greater than the fair value assessed in accordance with ASC 805 – Business Combinations, which resulted in a write-down of the carrying value of the deferred revenue balance upon application of acquisition push-down

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

accounting under ASC 805. For the years ended December 31, 2015, 2014 and 2013, these adjustments amounted to increases of $713, $1,329, and $2,239, respectively, representing the amount of additional revenue that would have been recognized in those years if the write-down to deferred revenue had not occurred in connection with the application of acquisition push-down accounting. In connection with the March 31, 2014 acquisition of eight franchisee-owned stores, the adjustments above include the reversal of revenue recognized in accordance with GAAP subsequent to the acquisition for which the corresponding cash was received by the previous owner prior to our acquisition of the stores. This adjustment is a decrease of $795 for the year ended December 31, 2014.

Footnote 2 (Purchase accounting adjustments – rent)

Represents the impact of rent-related purchase accounting adjustments. In accordance with guidance in ASC 805 – Business Combinations in connection with the 2012 Acquisition, which consisted of the purchase of interests in Pla-Fit Holdings by investment funds affiliated with TSG Consumer Partners, LLC, the Company’s deferred rent liability was required to be written off as of the acquisition date and remaining aggregate cash payments under the lease agreement are being recognized as rent expense on a straight-line basis from the acquisition date through the end of the lease term. This results in higher overall rent expense each period than would have otherwise been recorded had the deferred rent liability not been written off as a result of the acquisition push-down accounting applied in accordance with ASC 805. Adjustments of $415, $492 and $377 in the years ending December 31, 2015, 2014 and 2013, respectively, reflect the difference between the higher rent expense recorded in accordance with GAAP and the rent expense that would have been recorded had the 2012 Acquisition not occurred. Adjustments of $478, $495 and $203 for the years ending December 31, 2015, 2014 and 2013 represent the non-cash amortization of favorable and unfavorable lease intangible assets and liabilities which were recorded in connection with the 2012 Acquisition and the acquisition of eight franchisee-owned stores on March 31, 2014. All of the rent related purchase accounting adjustments are adjustments to rent expense which is included in store operations on our consolidated statements of operations.

Footnote 10 (Loss on reacquired franchise rights)

Represents the impact of a one-time, non-cash loss recorded in accordance with ASC 805 – Business Combinations related to our acquisition of eight franchisee owned stores on March 31, 2014. The loss recorded under GAAP represents the difference between the fair value of the reacquired franchise rights and the contractual terms of the reacquired franchise rights and is included in other (gain) loss on our consolidated statements of operations.

Footnote 11 (Purchase accounting amortization)

Includes $17,922, $19,681 and $22,637 of amortization of intangible assets, other than favorable leases, for the years ended December 31, 2015, 2014 and 2013, respectively, recorded in connection with the 2012 Acquisition, which consisted of the purchase of interests in Pla-Fit Holdings by investment funds affiliated with TSG Consumer Partners, LLC and $3,145 and

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

$3,520 of amortization of intangible assets for the years ended December 31, 2015 and 2014, respectively, created in connection with the acquisition of eight franchisee-owned stores on March 31, 2014. The adjustment represents the amount of actual non-cash amortization expense recorded, in accordance with GAAP, in each period.

4.	We have reviewed your response to comment 4. Please confirm that you would revise the descriptive titles of ‘pro forma adjusted net income per share, diluted,’ and ‘pro forma shares outstanding,’ to ‘adjusted net income per share, diluted,’ and ‘adjusted shares outstanding,’ respectively, or similar revised captions to reflect the proper nature of these measures. Please also confirm that you will present a reconciliation of the non-GAAP per share data, similarly for fiscal year 2015, for each of the other periods presented where you have adjusted net income.

Response to Comment 4:

In response to the Staff’s comment, the Company confirms that in future filings (and in an amendment to its current Registration Statement on Form S-1 filed with the SEC on May 27, 2016) it will also revise the descriptive titles of “pro forma adjusted net income per share, diluted” and “pro forma shares outstanding” to “adjusted net income per share, diluted” and “adjusted shares outstanding,” respectively. The Company also confirms that it will present a reconciliation of adjusted net income per share, diluted to net income per share, diluted, as determined under GAAP, for each period where it has presented adjusted net income per share, diluted. The Company further confirms that such disclosure of adjusted net income per share, diluted, and the related reconciliation, will only be presented for periods where the associated GAAP disclosure, net income per share, is available.

*    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance	June 17, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing, please contact the undersigned at (603)-294-0532, David Fine of Ropes & Gray LLP at (617) 951-7473, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

Planet Fitness, Inc.

By:	/s/ Dorvin Lively
Name:	Dorvin Lively
Title:	Chief Financial Officer